UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ENPHASE ENERGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

29355A107

(CUSIP Number of Common Stock Underlying Class of Securities)

Paul B. Nahi

President, Chief Executive Officer

c/o Enphase Energy, Inc.

1420 North McDowell Boulevard

Petaluma, California 94954

(877) 797-4743

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to

John H. Sellers, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,633,245	$189.29

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. These stock options covered an aggregate of 3,801,046 shares of the issuer’s common stock, and had an aggregate value of $1,633,245 as of March 31, 2017, calculated based on a Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.1% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for Restricted Stock Units dated April 3, 2017 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The issuer is Enphase Energy, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1420 North McDowell Boulevard, Petaluma, California 94954 and the telephone number of its principal executive offices is (877) 797-4743.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock) for restricted stock unit awards. The Company’s independent directors will not be eligible to participate in this offer.

An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2006 Equity Incentive Plan, as amended (the “2006 Plan”), or 2011 Equity Incentive Plan, as amended (the “2011 Plan”), has an exercise price equal to or greater than $2.03 per share (150% of the closing price of the Common Stock on March 30, 2017). As of March 30, 2017, there were 84,276432 shares of Common Stock outstanding and Eligible Options to purchase 3,806,512 shares of Common Stock outstanding.

Pursuant to the Exchange Offer, in exchange for the cancellation of an Eligible Option, the Company will grant a new restricted stock unit award (the “New RSU”) following the Expiration Time (as defined in the Exchange Offer) for fewer shares and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) are incorporated herein by reference. The address of each of the Company’s executive officers and directors, as follows, is 1420 North McDowell Boulevard, Petaluma, California 94954:

Executive Officers	Title
Paul B. Nahi	President, Chief Executive Officer
Humberto Garcia	Chief Financial Officer
Directors
Paul B. Nahi	Director
Steven J. Gomo	Director
Benjamin Kortlang	Director
Richard Mora	Director
Thurman John Rodgers	Director
John H. Weber	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”); Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”), and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases.  The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plans included with the Exchange Offer and incorporated herein by reference as Exhibit (d)(1) and Exhibit (d)(2), respectively, also contain information regarding the subject company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 10 (“Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.

(c) Plans.  The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Exchange Offer under Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions.  The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds.  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.  The information set forth in Item 15 (“Exhibits, Financial Statement Schedules”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 16, 2017, which is incorporated herein by reference; the financial information contained in the Exchange Offer under Section 8 (“Information Concerning Us; Financial Information”) including Schedule A to the Exchange Offer; and Section 15 (“Additional Information”) of the Exchange Offer is incorporated herein by reference. See Section 15 (“Additional Information”) of the Exchange Offer for more information regarding how to obtain copies of or otherwise review such reports.

(b) Pro Forma Information.  Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2)	The information set forth in the Exchange Offer under Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.  Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Eligible Options for Restricted Stock Units dated April 3, 2017

(a)(1)(B)	Form of E-Mail Announcement of Offer to Exchange Eligible Options for Restricted Stock Units

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form

(a)(1)(F)	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder E-Mail to Eligible Holders

(a)(1)(H)	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer

(a)(1)(I)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (for New RSU grants)

(a)(1)(J)	Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 16, 2017 and incorporated herein by reference
(b)	Not applicable

(d)(1)	2006 Equity Incentive Plan, as amended, and related documents, filed as Exhibit 99.1 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on May 14, 2012 (SEC File No. 333-181382) and incorporated herein by reference

Exhibit No.	Description

(d)(2)	2011 Equity Incentive Plan, as amended and forms of agreement thereunder, filed as Exhibit 99.1 to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016 (SEC File No. 001-35480) and incorporated herein by reference

(d)(3)	Employment Agreement by and between Enphase Energy, Inc. and Paul Nahi, dated January 1, 2007, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1/A filed with the Securities and Exchange Commission on March 12, 2012 (SEC File No. 333-174925) and incorporated herein by reference

(d)(4)	Severance and Change in Control Benefit Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2013 (SEC File No. 001-35480) and incorporated herein by reference

(d)(5)	2011 Employee Stock Purchase Plan, filed as Exhibit 199.3 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on May 14, 2012 (SEC File No. 333-181382) and incorporated herein by reference

(d)(6)	Form of Indemnification Agreement by and between the Company and each of its directors and officers, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1/A with the Securities and Exchange Commission on May 12, 2012 (SEC File No. 333-174925) and incorporated herein by reference

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENPHASE ENERGY, INC.

By:	/s/ Paul B. Nahi
Paul B. Nahi President, Chief Executive Officer Date: April 3, 2017

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Eligible Options for Restricted Stock Units dated April 3, 2017
(a)(1)(B)	Form of E-Mail Announcement of Offer to Exchange Eligible Options for Restricted Stock Units
(a)(1)(C)	Election Form
(a)(1)(D)	Notice of Withdrawal of Election Form
(a)(1)(E)	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form
(a)(1)(F)	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal of Election Form
(a)(1)(G)	Form of Reminder E-Mail to Eligible Holders
(a)(1)(H)	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer
(a)(1)(I)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (for New RSU grants)
(a)(1)(J)	Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 16, 2017 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2006 Equity Incentive Plan, as amended, and related documents, filed as Exhibit 99.1 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on May 14, 2012 (SEC File No. 333-181382) and incorporated herein by reference
(d)(2)	2011 Equity Incentive Plan, as amended and forms of agreement thereunder, filed as Exhibit 99.1 to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016 (SEC File No. 001-35480), and incorporated herein by reference
(d)(3)	Employment Agreement by and between Enphase Energy, Inc. and Paul Nahi, dated January 1, 2007, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1/A filed with the Securities and Exchange Commission on March 12, 2012 (SEC File No. 333-174925), and incorporated herein by reference
(d)(4)	Severance and Change in Control Benefit Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2013 (SEC File No. 001-35480) and incorporated herein by reference
(d)(5)	2011 Employee Stock Purchase Plan, filed as Exhibit 199.3 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on May 14, 2012 (SEC File No. 333-181382), and incorporated herein by reference
(d)(6)	Form of Indemnification Agreement entered into by and between Enphase Energy, Inc. and each of its directors and officers, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1/A with the Securities and Exchange Commission on May 12, 2012 (SEC File No. 333-174925) and incorporated herein by reference

(g)	Not applicable